July 12, 2024

Suzanne Bird
Co-Trustee
Libertas Trust
7639 Davidson Road
Chattanooga, TN 37421

       Re: Libertas Trust
           BioRegenx, Inc.
           Schedule 13D Filed by Libertas Trust et al.
           Filed April 29, 2024
           File No. 005-94500
Dear Suzanne Bird:

       We have reviewed the above-captioned filing and have the following comments.

       Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D Filed April 29, 2024
General

1. We note that the cover page of the Schedule 13D does not include the date of the event requiring the filing of the Schedule 13D. Please revise to specify the reported event date.
       Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. If the
Schedule 13D was not
       filed within the required five business days after the date of the acquisition, please advise us why the Schedule 13D was not timely filed.
2. On the cover pages and under Item 5 of the Schedule 13D, we note that each reporting person has disclosed its beneficial ownership of both BioRegenx, Inc.'s common shares and its Series A preferred shares. Rule 13d-1(a) of Regulation 13D-G only requires the filing of a Schedule 13D when a person acquires beneficial ownership of more than five percent of any equity security of a class which is specified in Rule 13d-1(i)(1). The Series
 July 12, 2024
Page 2

       A preferred shares do not appear to be a class of equity securities under Rule 13d-1(i)(1).
       Please revise to remove references to the beneficial ownership of Series A preferred shares to avoid the impression that they are a separate class of reportable equity securities, or otherwise advise. If such Series A preferred shares are convertible into BioRegenx,
       Inc.'s common stock within sixty days, please also revise the reported beneficial ownership of common shares to reflect this right to acquire common shares. See Rule
       13d-3(d)(1)(i) of Regulation 13D-G.
Item 2, page 5

3. As required by the terms of Item 2(c) and Item 2(f) of Schedule 13D, please revise this section to specify Mr. and Ms. Bird's citizenship and "[p]resent principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted."
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at
202-551-3266.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions